Exhibit 99.1
Consent of Registered Independent Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (333-126726, 333-126726-01) and the Registration Statement on Form S-8 (333-126715) of Royal Dutch Shell plc of our report dated March 8, 2006 relating to the Consolidated Financial Statements which is included in this 2005 Annual Report on Form 20-F.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London – UK
March 8, 2006

Exhibits	E7